UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: September 11, 2012

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Piranema Production AS

On November 30, 2011, Teekay Offshore Partners L.P. (“we” or the “Partnership”) acquired 100% of the shares of Piranema Production AS from Sevan Marine ASA (or Sevan) for a total purchase price of $164.3 million. This Form 6-K is being filed to provide the financial statements described below.

Voyageur Spirit Acquisition

In November 2011, Teekay Corporation agreed to acquire from Sevan the Voyageur Spirit floating production, storage and offloading (or FPSO) unit upon the completion of certain upgrades that are expected to be completed in the fourth quarter of 2012. In June 2012, Teekay Corporation offered to sell the Voyageur Spirit FPSO unit to us for a purchase price of $540 million. On September 11, 2012, we entered into an agreement to acquire the Voyageur Spirit for such price following its commencement of operations under a long-term charter contract with E.ON Ruhrgas UK E&P Limited (or E.ON). Operations will commence under the charter after the FPSO unit produces “first oil” in the North Sea’s Huntington Field. The charter contract has an initial term of five years, with up to 10 one-year extension options exercisable by E.ON. We currently expect our acquisition of the Voyageur Spirit (or the Voyageur Acquisition) to close in November 2012 and to be accretive to our distributable cash flow per unit.

We intend to pay the $540 million purchase price for the Voyageur Acquisition through (a) the proceeds from the issuance by us of common units and (b) borrowings under new bank facilities. Conditions to the closing of the Voyageur Acquisition include, among others, our obtaining bank financing and that Teekay Corporation has acquired the Voyageur Spirit and related assets pursuant to the terms of Teekay Corporation’s acquisition agreement with Sevan.

Pursuant to a services agreement to be assigned to us as part of the Voyageur Acquisition, we will be responsible for the daily operation and maintenance of the Voyageur Spirit, including, among other things, providing supplies and personnel for the FPSO unit and complying with environmental and other laws related to the Voyageur Spirit’s operations.

The daily base rate under the Voyageur Spirit charter contract declines by 2.0% to 2.5% annually during the initial five-year term. The contract provides for an additional oil production-based payment during any of the extension periods. The daily base rate payable under the charter contract may be reduced or suspended as a result of prolonged downtime of the FPSO unit’s operations or failure of the FPSO unit to meet targeted performance levels. The charterer may terminate the charter contract if the Voyageur Spirit is out of service for a continuous period of 90 days or for 120 days during any 12-month period. In addition, the charterer may terminate the charter contract at any time upon 30 days’ advance notice, subject to payment of a specified termination fee for any such termination during the initial five-year period, or as a result of, among other things, an unremedied material breach by us under the charter agreement or the services agreement.

The Voyageur Acquisition has been approved by the independent conflicts committee of our general partner’s board of directors, and a recognized independent financial advisor concluded that the purchase price for the FPSO unit is fair to our unaffiliated unitholders from a financial perspective.

Financial Statements and Exhibits.

(a)	Financial Statements of Businesses Acquired.

1.	The audited special purpose financial statements of Piranema Production Group as of November 30, 2011 and for the eleven months ended November 30, 2011 are filed as Exhibit 99.1 hereto and are incorporated by reference herein.

(b)	Pro Forma Financial Information.

1.	The unaudited pro forma financial statement of Teekay Offshore Partners L.P. for the year ended December 31, 2011 is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

(c)	Exhibits.

Exhibit Number	Exhibit Description

4.1	Purchase Agreement dated September 11, 2012 between Teekay Offshore Partners L.P. and Teekay Corporation

23.1	Consent of Independent Accountants

23.2	Consent of Independent Registered Public Accounting Firm

99.1	Audited Special Purpose Financial Statements of Piranema Production Group as of November 30, 2011 and for the eleven months ended November 30, 2011

99.2	Unaudited Pro Forma Combined Financial Statement of Teekay Offshore Partners L.P. for the year ended December 31, 2011

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007
•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-174221) FILED WITH THE SEC ON MAY 13, 2011
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: September 11, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)